Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated October 30, 2006
Registration Statement No. 333-135533

Hostopia.com Inc.

4,000,000 Shares

Unless the context requires otherwise, the words "we," "our," "us," and "Company" refer to Hostopia.com Inc.

  Issuer:

        Hostopia.com Inc.

  Estimated Price to Public:

        Cdn$6.00 to Cdn$6.50 ($5.34 to $5.78) (assuming an exchange rate of $1 to Cdn$1.12). This represents a decrease from the price range of Cdn$8.00 to Cdn$10.00 ($7.12 to $8.90) indicated in the preliminary prospectus dated October 13, 2006 relating to these securities (the "Preliminary Prospectus").

  Size of Offering:

        4,000,000 shares will be offered by us based on an estimated offering price of Cdn$6.25 per share ($5.56 per share) (the mid-point of the initial public offering price range). Estimated aggregate gross proceeds of the offering are Cdn$25,000,000 ($22,250,000).

  Selling Shareholders:

        There will not be any shares sold by our existing shareholders in this offering.

  Estimated Net Proceeds and Use of Proceeds:

        As a result of the decrease in the estimated price to the public to Cdn$6.25 per share ($5.56 per share) (the mid-point of the initial public offering price range), the estimated net proceeds will decrease from approximately Cdn$26.2 million ($23.3 million) to approximately Cdn$21.5 million ($19.1 million), or, if the underwriters exercise their over-allotment option in full, from approximately Cdn$31.8 million ($28.3 million) to approximately Cdn$25.0 million ($22.3 million).

        We expect to use Cdn$15.0 million ($13.3 million) of the net proceeds that we receive from this offering to invest in our application delivery platform and expand our portfolio of Web services, Cdn$5.0 million ($4.5 million) to expand into the UK market (including developing a network operations center, staffing and market development) and Cdn$1.5 million ($1.3 million) (Cdn$5.0 million ($4.5 million) if the underwriters exercise their over-allotment option in full) for general corporate purposes.

  Capitalization:

        The following table sets forth our capitalization as at June 30, 2006:

  •
  on an actual basis;

  •
  as adjusted, to give effect to the conversion of all shares of Series A redeemable convertible preferred stock into 2,127,658 shares of common stock, which will occur automatically upon the closing of this offering, and the sale by us of 4,000,000 shares of common stock at the assumed initial public offering price of Cdn$6.25 per share ($5.56 per share) in this offering (the mid-point of the initial public offering price range) and our receipt of the net offering proceeds therefrom, after deducting estimated underwriting discounts and commissions and offering expenses.

	As of June 30, 2006(1)
	Actual	As Adjusted
	(in thousands)
Total long term debt including current portion	$839	$839

Series A redeemable convertible preferred stock $0.0001 par value; 10,000,000 shares authorized; 2,127,658 shares issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding as adjusted	5,200	—

Stockholders' Equity
Common stock, $0.0001 par value: 30,000,000 shares authorized; 4,032,336 shares issued and outstanding, actual; 10,159,994 shares issued and outstanding, as adjusted	216	217
Additional paid-in capital	3,386	27,720
Deferred stock-based compensation	—	—
Accumulated other comprehensive loss	(43)	(43)
Deficit	(711)	(711)
Total stockholders' equity	2,848	27,183

Total capitalization	$8,887	$28,022

(1)
The table above excludes the following as of June 30, 2006: (a) 838,980 shares of common stock reserved for issuance pursuant to the exercise of options outstanding under our 2000 Stock Option Plan, at a weighted average exercise price of $3.52 per share; and (b) 60,000 shares of common stock issuable upon the exercise of warrants outstanding at an exercise price of $3.20 per share.

        A Cdn$1.00 increase (decrease) ($0.89) in the assumed initial public offering price of Cdn$6.25 ($5.56) per share would increase (decrease) pro forma as adjusted paid-in capital and total shareholders' equity (deficit) by $3.3 million, (i) assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and (ii) after deducting estimated underwriting commissions and estimated offering expenses payable by us.

  Dilution:

        If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share upon the completion of this offering.

        Our net tangible book value as of June 30, 2006 was approximately $5,975,000, or $0.97 per share of common stock. The net tangible book value per share of common stock represents the amount of our total tangible assets (total assets less intangible assets and deferred initial public offering costs) less total liabilities, divided by the total number of outstanding shares of common stock, after giving effect to the conversion of all of our outstanding shares Series A preferred stock into 2,127,658 shares of common stock, which will occur automatically upon the closing of this offering. After giving effect to the sale of shares of common stock offered by us in this offering, at an assumed initial public offering price of Cdn$6.25 per share ($5.56 per share) (the mid-point of the initial public offering price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and offering expenses payable by us and assuming an exchange rate of $1 to Cdn$1.12, our net tangible book value, as adjusted, as of June 30, 2006, would have equaled approximately $25.7 million, or $2.53 per share of common stock. This represents an immediate increase in net tangible book value of $1.56 per share of common stock to our existing stockholders, and an immediate dilution in net tangible book value of $3.03 per share of common stock to new investors purchasing shares in this offering. If the initial public offering price is higher or lower, the dilution to new investors will be greater or less, respectively. The following table illustrates this dilution per share of common stock.

Assumed initial public offering price per share		$5.56	(1)
Net tangible book value per share as of June 30, 2006	$0.97
Net tangible book value per share of common stock attributable to this offering	1.56

Pro Forma adjusted net tangible book value per share of common stock after giving effect to this offering		2.53

Dilution per share of common stock to new investors		$3.03	(2)

(1)
Cdn$6.25 per share.

(2)
Cdn$3.40 per share.

        The table above assumes no exercise by the underwriters of their option to purchase up to 15% of the number of shares of common stock sold in the offering to cover over-allotments, if any.

        The following table summarizes, as of June 30, 2006, on the as-adjusted basis described above, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid, before deducting the estimated underwriting discounts and commissions and our offering expenses. The calculations with respect to shares of common stock purchased by new investors in this offering reflect an assumed initial public offering price of Cdn$6.25 per share ($5.56 per share) (the mid-point of the initial public offering price range set forth on the cover page of this prospectus).

	Shares Purchased		Total Consideration
	Number(1)	Percent	Amount	Percent
Existing stockholders(2)	6,159,994	60.6%	$8,132,849	26.8%
New investors	4,000,000	39.4%	22,250,000	73.2%

Total	10,159,994	100%	$30,382,849	100%

(1)
Assumes the conversion of all outstanding shares of Series A preferred stock to shares of common stock on a one-for-one basis upon completion of the offering. See "Description of Capital Stock — Preferred Stock".

(2)
The average price per share for existing stockholders is $1.32

        A Cdn$1.00 increase (decrease) ($0.89) in the assumed initial public offering price of Cdn$6.25 ($5.56) per share would increase (decrease) our pro forma net tangible book value per share after this offering by approximately $0.35 per share and the dilution per share to new investors by $0.60 per share, (i) assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and (ii) after deducting the estimated underwriting commissions and estimated offering expenses payable by us.

        A Cdn$1.00 increase (decrease) ($0.89) in the assumed initial public offering price of Cdn$6.25 ($5.56) per share would increase (decrease) total consideration paid by new investors and average price per share paid by all shareholders by $3.6 million and $0.35, respectively, (i) assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and (ii) after deducting the estimated underwriting commissions and estimated offering expenses payable by us.

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by submitting a written request by facsimile at (212) 428-6260.

        The most recent registration statement, as amended (including preliminary prospectus) can be accessed through the following link:

        http://www.sec.gov/Archives/edgar/data/1365295/000104746906012768/a2171668zs-1a.htm